UNITED STATES                          OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION        OMB Number:      3235-0145
               Washington, D.C.  20549             Expires:  October 31, 1994
                                                   Estimated average burden
                                                   hours per form ..... 14.90
                     SCHEDULE 13D



      Under the Securities Exchange Act of 1934
            (Amendment No.            )*

         Policy Management Systems Corporation
                  (Name of Issuer)

        Common Stock, $.01 par value per share
            (Title of Class of Securities

                    731108 10 6
                  (CUSIP Number)

Stephen P. Reynolds, General Partner, General Atlantic Partners
      125 East 56th Street, New York, New York  10022
(Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications)

                   April 26, 1994
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __ .

Check the following box if a fee is being paid with the statement X.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SCHEDULE 13D


CUSIP No.  731108 10 6                                      Page 2 of 53 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GAP Coinvestment Partners

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)  X
                                                                 (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
        New York

                 7   SOLE VOTING POWER
NUMBER OF
  SHARES
BENEFICIALLY     8   SHARED VOTING POWER
  OWNED BY               1,519,024
    EACH
 REPORTING       9   SOLE DISPOSITIVE POWER
  PERSON
   WITH
                10   SHARED DISPOSITIVE POWER
                         1,519,024

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         1,519,024

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.5

14   TYPE OF REPORTING PERSON*
       PN


             * SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                       SCHEDULE 13D


CUSIP No.  731108 10 6                                      Page 3 of 53 Pages




1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         General Atlantic Partners 14, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)  X
                                                                 (b)

3    SEC USE ONLY


4    SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

                 7   SOLE VOTING POWER
NUMBER OF                0
  SHARES
BENEFICIALLY     8   SHARED VOTING POWER
  OWNED BY               1,519,024
    EACH
 REPORTING       9   SOLE DISPOSITIVE POWER
  PERSON                 0
   WITH
                10   SHARED DISPOSITIVE POWER
                         1,519,024

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,519,024

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.5

14   TYPE OF REPORTING PERSON*
         PN


             * SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  731108 10 6                                      Page 4 of 53 Pages


Item 1.   Security and Issuer

          The title of the class of equity securities of Policy Management Systems Corporation, a South Carolina corporation (the "Company"), to which this statement relates is the Company's common stock, $.01 par value per share (the "Common Stock"). The address of the principal executive offices of the Company is One PMS Center, Blythewood, South Carolina 29016.

Item 2.   Identity and Background

          This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners 14, L.P. ("GAP 14") and GAP Coinvestment Partners ("GAP Coinvestment" and, together with GAP 14, the "Reporting Persons"), both of whom are located at 125 East 56th Street, New York, New York 10022. Both GAP 14 and GAP Coinvestment are engaged in acquiring, holding and disposing of interests in various companies for investment purposes. GAP 14 is a limited partnership organized under the laws of the State of Delaware. The general partner of GAP 14 is General Atlantic Partners ("GAP"), a New York general partnership. The general partners of GAP are Steven A. Denning, Edwin C. Cohen, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William O. Grabe and William E. Ford (collectively, the "GAP General Partners"). GAP Coinvestment is a general partnership organized under the laws of the State of New York. The partners of GAP Coinvestment who are authorized and empowered to vote and dispose of the securities held by GAP Coinvestment are the GAP General Partners.

          Neither GAP 14 nor GAP Coinvestment have, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Considerations

          This statement is being filed as a result of the Reporting Persons entering into a Stock Purchase Agreement
(the "Agreement"), dated as of April 26, 1994, with
International Business Machines Corporation, a New York corporation ("IBM" or "Seller"), whereby IBM has agreed to sell and the Reporting Persons have agreed to purchase an aggregate of 1,519,024 shares of the Common Stock in

CUSIP No.  731108 10 6                                      Page 5 of 53 Pages


exchange for an aggregate of $37,626,224.48, to be paid on the Closing Date (as described in Item 5 below) by wire transfer of immediately available funds.

Item 4.   Purpose of Transaction

          The Reporting Persons have acquired the Common
Stock for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common
Stock of the issuer and/or under certain circumstances, the Reporting Persons may dispose of some or all of the Common
Stock owned by them.

          Pursuant to Section 3 of a Shareholders'
Agreement, dated as of April 26, 1994, among the Company and the Reporting Persons, (the "Shareholders' Agreement"), the Company has agreed to use its reasonable best efforts to cause the Board of Directors (the "Board") of the Company to promptly appoint a designee of the Reporting Persons to fill a vacancy on the Board (which the Reporting Persons agree shall be Steven A. Denning or another GAP General Partner reasonably acceptable to the Company).

Item 5.   Interest in Securities of the Issuer

          (a) Subject to the conditions to the closing set forth in Section 6 of the Agreement, the closing is to occur on (x) the earlier to occur of (i) the 30th calendar day following the expiration or termination of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), relating to the filings of Notification and Report Forms (each an "HSR Form") with respect to the Purchasers' purchases of Purchased Stock, or (ii) June 30, 1994, or (y) such other date not later than 90 days following the execution of the Agreement as shall be agreed to in writing by the Purchasers and Seller ("the Closing Date"). Subject to the satisfaction or waiver of conditions set forth in Section 6 of the Agreement, the Purchasers shall have the right to cause the Closing Date to be a date prior to the date determined pursuant to the foregoing sentence by providing a notice to Seller designating the Closing Date, which notice shall be delivered at least three business days before the date so designated.

               Pursuant to the Agreement, the allocation of the number of shares of Purchased Stock to be purchased by GAP 14 and GAP Coinvestment has been initially proposed as 1,367,122 shares and 151,902 shares, respectively. However, the Reporting Persons may reallocate the number of shares to be purchased by each Reporting Person by delivering written notice to IBM at any time prior to the fifth day preceding the Closing Date, provided that under no circumstance may

CUSIP No.  731108 10 6                                      Page 6 of 53 Pages


the Reporting Persons alter the aggregate number of shares of Purchased Stock. By virtue of the fact that the general partners of the general partner of GAP 14 (the GAP General
Partners) are also the general partners authorized and empowered to vote and dispose of the securities held by GAP
Coinvestment, GAP 14 and GAP Coinvestment may be deemed to share voting power and the power to direct the disposition of the shares of the Common Stock which each partnership owns of record. Accordingly, as of April 26, 1994, each of GAP 14 and GAP Coinvestment may be deemed to own beneficially an aggregate of 1,519,024 shares of the Company's Common Stock, or 7.5% or the issued and outstanding shares of Common Stock.

          (b) Each of GAP 14 and GAP Coinvestment have the shared power to direct the vote and the shared power to direct the disposition of the 1,519,024 shares of Common Stock that may be deemed to be beneficially owned by each of them.

          (c) Prior to April 26, 1994, neither GAP 14 nor GAP Coinvestment owned beneficially and of record any shares of the Company's Common Stock. However, Steven A. Denning, the Managing General Partner of GAP, has held 4,000 shares of the Company's Common Stock in his personal capacity since April of 1993. Purchases made by the Reporting Persons pursuant to the Agreement on the Closing Date will result in the Reporting Persons owning shares that may be deemed to constitute beneficial ownership of shares in excess of 5% of the issued and outstanding shares of the Common Stock.

          (d) No person other than those listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

          (e)  Not Applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to the Issuer

          Pursuant to the Shareholders' Agreement with the Company, the Reporting Persons have (a) granted to the Company certain rights of first offer over the shares of capital stock of the Company owned by the Reporting Persons;
(b) agreed to certain restrictions relating to (i) the percentage of voting securities of the Company (the "Voting Securities") that may be owned by the Reporting Persons,
(ii) participation by the Reporting Persons in any solicitation of proxies with respect to the Company and
(iii) certain other actions with respect to the Company; and
(c) agreed to vote all Voting Securities owned by the

CUSIP No.  731108 10 6                                      Page 7 of 53 Pages


Reporting Persons in the manner recommended by the Board.
The foregoing rights and restrictions are set forth in the Shareholders' Agreement, which is included as Exhibit 1 to this statement.

          As partial consideration for the obligations of the Reporting Persons under the Shareholders' Agreement, the Company has agreed to use its reasonable best efforts to cause the Board to promptly appoint a designee of the Reporting Persons to fill a vacancy on the Board, as described in Item 4 above. As further consideration for the obligations of the Reporting Persons under the Shareholders' Agreement, the Company has also agreed to provide certain registration rights to the Reporting Persons pursuant to a Registration Rights Agreement, dated as of April 26, 1994, among the Reporting Persons and the Company, which Registration Rights Agreement is included as Exhibit 2 to this statement.

          As noted in Item 2 and Item 5(a), the general partners of the general partner of GAP 14 (the GAP General Partners) are the partners authorized and empowered to vote and dispose of the securities held by GAP Coinvestment. Accordingly, the GAP General Partners may, from time to time, consult among themselves and coordinate the voting and disposition of the Company's Common Stock as well as such other action taken on behalf of the Reporting Persons with respect to the Company's Common Stock as they deem to be in the collective interests of the Reporting Persons.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1: Shareholders Agreement, dated as of April 26, 1994, among Policy
                         Management Systems Corporation,
                         General Atlantic Partners 14, L.P.
                         and GAP Coinvestment Partners.

          Exhibit 2: Registration Rights Agreement, dated as of April 26, 1994, among Policy Management Systems
                         Corporation, General Atlantic 14,
                         L.P. and GAP Coinvestment Partners.

CUSIP No.  731108 10 6                                      Page 8 of 53 Pages



                          Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 6, 1994

                         GENERAL ATLANTIC PARTNERS 14, L.P.
                         By:  General Atlantic Partners

                              Its:  General Partner


                              By: /s/ Stephen P. Reynolds
                                 Stephen P. Reynolds
                                 General Partner



                         GAP COINVESTMENT PARTNERS


                              By: /s/ Stephen P. Reynolds
                                 Stephen P. Reynolds
                                 General Partner

CUSIP No.  731108 10 6                                      Page 9 of 53 Pages



                            EXHIBIT INDEX




Number        Document                             Page on which
                                                   Exhibit Appears

  1           Shareholders Agreement, dated
              as of April 26, 1994, among
              Policy Management Systems
              Corporation, General Atlantic
              Partners 14, L.P. and GAP
              Coinvestment Partners.

  2           Registration Rights Agreement,
              dated as of April 26, 1994,
              among Policy Management
              Systems Corporation, General
              Atlantic 14, L.P. and GAP
              Coinvestment Partners.

</TEXT